File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) and 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

PENNANTPARK INVESTMENT CORPORATION

PENNANTPARK FLOATING RATE CAPITAL LTD.

PENNANTPARK INVESTMENT ADVISERS, LLC

PENNANTPARK CREDIT OPPORTUNITIES FUND, LP

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

All Communications, Notices and Orders to:

Arthur H. Penn

PennantPark Investment Advisers, LLC

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

Copies to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Telephone: (202) 261-3300

Facsimile: (202) 261-3333

March 15, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
	)	APPLICATION FOR AN ORDER
PENNANTPARK INVESTMENT CORPORATION	)	PURSUANT TO SECTIONS 17(d) AND
PENNANTPARK FLOATING RATE CAPITAL LTD.	)	57(i) OF THE INVESTMENT COMPANY
PENNANTPARK CREDIT OPPORTUNITIES FUND, LP	)	ACT OF 1940 AND RULE 17d-1 UNDER
PENNANTPARK INVESTMENT ADVISERS, LLC	)	THE 1940 ACT TO PERMIT CERTAIN JOINT
	)	TRANSACTIONS OTHERWISE
	)	PROHIBITED BY SECTION 57(a)(4) OF
	)	THE ACT
590 Madison Avenue, 15th Floor	)
New York, New York 10022)
(212) 905-1000)
)
File No. 812-)
Investment Company Act of 1940)
)

PennantPark Investment Corporation (collectively with its consolidated subsidiaries, “PNNT”), PennantPark Floating Rate Capital Ltd. (together with its consolidated subsidiary, “PFLT” and, together with PNNT, the “PennantPark BDCs” and each, a “PennantPark BDC”), PennantPark Credit Opportunities Fund, LP (“PCOF”, and together with the PennantPark BDCs, the “Co-Investment Affiliates”) and PennantPark Investment Advisers, LLC (the “Adviser”) (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain co-investment transactions that otherwise may be prohibited by Section 17(d) or 57(a)(4) of the 1940 Act.

In particular, the relief requested in this application (the “Application”) would allow a PennantPark BDC, on the one hand, and one or more Co-Investment Affiliates and any future entities that are advised or sub-advised by the Adviser or any other currently existing or future investment adviser controlling, controlled by or under common control with the Adviser that is an affiliated person as defined in Section 2(a)(3)(C) of the 1940 Act of a PennantPark BDC that may be prohibited from co-investing with such PennantPark BDC by reason of Section 17 or 57 of the 1940 Act (the “Future Co-Investment Affiliates”),1 on the other hand, to co-invest in the same issuers of securities (each issuer, a “portfolio company” and, collectively, the “portfolio companies”). “Investor” means any PennantPark BDC or Future Co-Investment Affiliate that is a Future Registered Fund or a business development company.

All existing entities that currently intend to rely on the Order have been named as the Applicants, and any Future Co-Investment Affiliates that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	PennantPark Investment Corporation

PNNT was organized as a Maryland corporation on January 11, 2007. PNNT is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a business development company (“BDC”) under the 1940 Act.2 PNNT has elected to be treated as a regulated investment company (“RIC”) under

[1]

The Adviser expects that any Future Co-Investment Affiliates will be registered under the 1940 Act (a “Future Registered Fund”), a business development company as defined in Section 2(a)(48) of the 1940 Act or exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

[2]

Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a RIC in the future. PNNT’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. PNNT invests primarily in U.S. middle-market companies in the form of senior secured loans, mezzanine debt and equity investments. As a BDC, PNNT is subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). On April 24, 2007, PNNT closed its initial public offering, and its common stock trades on the NASDAQ Global Select Market under the symbol “PNNT”. PNNT’s principal place of business is 590 Madison Avenue, 15th Floor, New York, New York 10022. “Objectives and Strategies” means one of the PennantPark BDC’s then-current investment objectives and strategies as described in its registration statement on Form N-2 and other filings made with the Commission by such PennantPark BDC under the Securities Act of 1933, as amended (the “1933 Act”), any reports filed by such PennantPark BDC with the Commission under the 1934 Act and such PennantPark BDC’s reports to stockholders.

PNNT maintains a five-member board of directors (the “PNNT Board”), of which four members are not “interested persons” of PNNT within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

B.	PennantPark Floating Rate Capital Ltd.

PFLT was organized as a Maryland corporation on October 28, 2010. PFLT is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a BDC under the 1940 Act. As a BDC, PFLT is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. PFLT has elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. PFLT’s Objectives and Strategies are to generate current income and capital appreciation by investing primarily in floating rate loans and other investments made to U.S. private middle-market companies.3 On April 13, 2011, PFLT closed its initial public offering and its common stock trades on the NASDAQ Global Select Market under the symbol “PFLT”. PFLT’s principal place of business is 590 Madison Avenue, 15th Floor, New York, New York 10022.

PFLT maintains a five-member board of directors (the “PFLT Board”), of which four members are Independent Directors. 4

C.	PennantPark Credit Opportunities Fund, LP

PCOF was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on December 2, 2010. PCOF relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. PCOF is operated in accordance with a partnership agreement (the “PCOF Agreement”).

The primary investment objectives of PCOF are capital preservation, income generation and capital appreciation primarily through debt and/or equity investments generally in midsize companies in North America and Western Europe. PCOF seeks to achieve superior risk-adjusted returns by investing primarily in certain senior secured loans, stressed and distressed credits, high yield bonds, international debt, mezzanine debt and selected short opportunities. PCOF is seeking to address long-term investment opportunities in certain debt strategies in the middle market. PCOF expects the opportunity in the less trafficked, less liquid credit markets to remain and believes that the off-the-run middle market will continue to offer the best risk-adjusted return profile in the credit markets.

There is overlap between the investment objectives of PNNT, PFLT and PCOF and, as a result, investments in certain portfolio companies would be appropriate co-investments for PNNT, PFLT and PCOF. PCOF, PNNT and PFLT all seek to invest in debt securities of U.S.-based middle-market companies.

[3]

“Floating Rate Loans” are defined as loans that typically pay interest at variable rates, which are determined periodically, on the basis of a floating base lending rate such as LIBOR, plus a fixed spread over it.

[4]	The PNNT Board and PFLT Board have identical directors.

D.	The Adviser

Any Future Co-Investment Affiliates will be advised by the Adviser or an entity controlling, controlled by, or under common control with, the Adviser. Any such Future Co-Investment Affiliate may seek to co-invest with the Co-Investment Affiliates and any other then-existing Future Co-Investment Affiliate.

PennantPark Investment Advisers, LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on January 10, 2007 and is privately held. Arthur H. Penn founded and is the managing member of the Adviser. The Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser manages the investment activities of PNNT, PFLT and PCOF pursuant to an investment advisory agreement with each entity (the “Advisory Agreements”). The Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Co-Investment Affiliates. The investment committee of the Adviser consists of the following individuals: Arthur H. Penn, Jose A. Briones, Salvatore Giannetti III and P. Whitridge Williams, Jr.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Co-Investment Affiliates

1.	Mechanics of the Co-Investment Program

As previously described, the Adviser manages the Co-Investment Affiliates pursuant to their respective Advisory Agreements. The Adviser anticipates that, from time to time, it will determine that certain investments it recommends to one Co-Investment Affiliate would also be appropriate investments for another Co-Investment Affiliate. Such a determination may result in two or more Co-Investment Affiliates co-investing in certain investments. “Co-Investment Transaction” means any transaction in which a PennantPark BDC (or Future Registered Fund) participated together with a Co-Investment Affiliate in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which a PennantPark BDC (or Future Registered Fund) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

As there is overlap between the Co-Investment Affiliates’ investment objectives and investment policies, the Adviser anticipates that opportunities for Potential Co-Investment Transactions may arise when the Adviser becomes aware of investment opportunities that may be appropriate for two or more Co-Investment Affiliates. A portfolio company that is an appropriate investment for one entity may be an appropriate investment for two or more of the entities, with certain exceptions based on available capital or diversification.

In such cases, following the issuance of the requested Order, investment opportunities that are presented to one Co-Investment Affiliate may be referred to another Co-Investment Affiliate, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, when selecting investments for a Co-Investment Affiliate, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment and other pertinent factors applicable to the respective Co-Investment Affiliate.

Co-investment between Co-Investment Affiliates would be a possibility but is not expected to be the norm. Each Co-Investment Transaction would be allocated among the Co-Investment Affiliates participating in the Co-Investment Transaction. While co-investment would be possible, each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o) of the 1940 Act) (the “Required Majority”) of PNNT or PFLT, as applicable.5

All subsequent activity, such as sales, exchanges or other dispositions of or an additional investment in securities of a portfolio company, including through the exercise of warrants, conversion privileges and other rights

[5]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

to purchase securities of the portfolio company (each such additional investment, a “Follow-On Investment”) in a portfolio company that resulted from a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. Co-Investment Transactions will require that the terms, conditions, price, class of securities, settlement date and registration rights applicable to the one Co-Investment Affiliate’s purchase be the same as those applicable to another Co-Investment Affiliate’s purchase.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Co-Investment Affiliates will increase favorable investment opportunities for the PennantPark BDCs. A Co-Investment Transaction will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a PennantPark BDC to have the additional capital from another Co-Investment Affiliate available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the PennantPark BDCs typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of one or more Co-Investment Affiliates as investing partners of one of the PennantPark BDCs may alleviate that necessity in certain circumstances.

Either PennantPark BDC could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a PennantPark BDC’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, a PennantPark BDC will likely be required to forego fewer suitable investment opportunities. With the assets of the other Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the PennantPark BDCs.

The Adviser, the PNNT Board and the PFLT Board believe that it would be advantageous for the Co-Investment Affiliates to co-invest and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to each Co-Investment Affiliate.

The Adviser also believes that co-investment by the Co-Investment Affiliates will afford the PennantPark BDCs an ability to achieve greater diversification and, together with the Co-Investment Affiliates, an opportunity to exercise greater influence on the portfolio companies in which the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act is made applicable to BDCs by Section 57(i) of the 1940 Act.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by one or more registered investment companies or BDCs in such a joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person6 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with7 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person.

C.	Need For Relief

Co-Investment Transactions could be prohibited by Section 17(d) or 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder without a prior exemptive order of the Commission to the extent that another Co-Investment Affiliate falls within the category of persons described by Section 57(b) of the 1940 Act. Section 57(b) applies to any investment adviser to a PennantPark BDC. Accordingly, the Adviser and any deemed affiliate could be deemed to be persons related to a PennantPark BDC in a manner described by Section 57(b) and therefore subject to the restrictions of Section 17(d) or 57(a)(4) and Rule 17d-1 in connection with its participation in Co-Investment Transactions.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Co-Investment Affiliates and any Future Co-Investment Affiliates to participate in Co-Investment Transactions.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.8 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions

[6]	Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.
[7]

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

[8]

Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc. (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); and The Prospect Group Opportunity Fund, Inc. (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

for co-investment transactions to protect the interests of public investors in the BDC applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012, NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011, and Ridgewood Capital Management LLC and its affiliates, for which an order was granted on October 21, 2009.9

F.	The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the PennantPark BDCs will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the principals of the Adviser would not be able to favor one Co-Investment Affiliate over another Co-Investment Affiliate through the allocation of investment opportunities amongst them. Because many attractive investment opportunities for one Co-Investment Affiliate will also be attractive investment opportunities for another Co-Investment Affiliate, the Applicants submit that the co-investment program presents an attractive

[9]	See note 8, supra.

alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to a particular Co-Investment Affiliate as opportunities arise. The Applicants submit that the PennantPark BDCs’ participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of other Co-Investment Affiliates.

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers a Potential Co-Investment Transaction for any Investor that falls within another Investor’s Objectives and Strategies, it will make an independent determination of the appropriateness of such investment for each other Investor in light of such Investor’s then-current circumstances.

2. (a) If the Adviser deems an Investor’s participation in any Potential Co-Investment Transaction to be appropriate for the Investor, the Adviser will then determine an appropriate level of investment for the Investor;

(b) If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the Investors, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the actual investment opportunity, then the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of each party’s capital available for investment in the asset class being allocated to the aggregated capital available for investment for the asset class being allocated of such parties involved in such investment opportunity, up to the amount proposed to be invested by each party. The Adviser will provide the Independent Directors with information concerning the Co-Investment Affiliates’ available capital to assist the Independent Directors with their review of the investments of such Investor for compliance with these allocation procedures; and

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will then distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Investor and any Co-Investment Affiliate, to the Independent Directors for their consideration. The Investor will co-invest with the Co-Investment Affiliates only if, prior to participating in such Co-Investment Transaction, the Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Investor or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A)	the interests of the stockholders of the Investor; and

(B)	the Investor’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage the Investor, and participation by a PennantPark BDC is not on a basis different from, or less advantageous than, that of the Co-Investment Affiliates; provided that if any other Co-Investment Affiliate, but not the Investor, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Independent Directors who are eligible to vote under Section 57(o) of the 1940 Act shall have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide periodic reports to the Investor’s board of directors with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Co-Investment Affiliates or any affiliated person of the Co-Investment Affiliates receives in connection with the right of the Co-Investment Affiliates to nominate or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Investor (which may, in turn, share its portion with its affiliated persons) and the other participating Co-Investment Affiliates in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Investor will not benefit the Adviser, any other Investor, any Co-Investment Affiliate or any affiliated person of any of them (other than the parties to the Co-Investment Transaction) (a) to the extent provided by condition 13 of this Application; (b) to the extent provided by Sections 17(e) or 57(k) of the 1940 Act; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Investor shall have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser shall present to the board of directors of each Investor, on a quarterly basis, a record of all investments made by the other Co-Investment Affiliates during the preceding quarter that fell within the Investor’s then-current Objectives and Strategies that were not made available to the Investor and an explanation of why such investment opportunities were not offered to the Investor. All information presented to the board of directors of an Investor pursuant to this condition shall be kept for at least two years after the liquidation or dissolution of the Investor and will be subject to examination by the Commission and its Staff.

5. Except with respect to Follow-On Investments made in accordance with condition 8 below, an Investor shall not invest in reliance on the Order in any portfolio company in which any Co-Investment Affiliate or any affiliated person thereof is an existing investor.

6. An Investor shall not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights are the same for the Investor as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Investor, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company shall not be interpreted as violative of this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Investor in a Co-Investment Transaction, the Adviser shall:

(i) notify each Investor of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Investor in any such disposition.

(b) An Investor shall have a right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Co-Investment Affiliates.

(c) An Investor may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Investor in such disposition is proportionate to its outstanding investments in the portfolio company immediately preceding the disposition; (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the board of directors of the Investor is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser shall provide its written recommendation as to such Investor’s participation to the Independent Directors, and the Investor shall participate in such disposition solely to the extent that an Investor determines that it is in the Investor’s best interests.

(d) Each Investor and each Co-Investment Affiliate shall each bear its own expenses in connection with any such disposition.

8.      (a) If a Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Investor and such Co-Investment Affiliate in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the portfolio company, the Adviser shall:

(i) notify each Investor of the proposed Follow-On Investment at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Investor.

(b) An Investor may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Investor in such investment is proportionate to its outstanding investments in the portfolio company immediately preceding the Follow-On Investment; and (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser shall provide its written recommendation as to the Investor’s participation to the Independent Directors, and the Investor shall participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(c) If with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Investor’s and the Co-Investment Affiliates’ outstanding investments immediately preceding such Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Investor in such Follow-On Investment, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the Follow-On Investment opportunity, then the amount invested by each such party shall be allocated among them pro rata based on the ratio of capital available for investment in the asset class being allocated of such parties involved in the investment opportunity, up to the amount proposed to be invested by each party.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction subject to the other conditions set forth in this Application.

9. On a quarterly basis the Independent Directors shall be provided for review all information concerning Potential Co-Investment Transactions, including investments made by the Co-Investment Affiliates that an Investor considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which an Investor considered but declined to participate, comply with the conditions of the Order. In addition, the Independent Directors shall consider at least annually the continued appropriateness for the Investor of participating in new and existing Co-Investment Transactions.

10. Each Investor shall maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Directors may also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Co-Investment Affiliate (other than any other Investor).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under any agreement with the Investor or the Co-Investment Affiliates, be shared by the Investor and the Co-Investment Affiliates in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received in connection with a Co-Investment Transaction shall be distributed to the Investor and the Co-Investment Affiliates on a pro rata basis, based on the amount it invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the Co-Investment Transaction, the fee shall be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and such account shall earn a competitive rate of interest that will also be divided pro rata between the Investor and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates or any affiliated person of an Investor shall receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with the Advisory Agreements with the Co-Investment Affiliates and any investment advisory agreement with a Future Co-Investment Affiliate) as a result of, or in connection with, a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Arthur H. Penn

PennantPark Investment Advisers, LLC

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the PNNT Board and the PFLT Board, by resolution duly adopted by each Board on November 13, 2012 (attached hereto as Exhibit A), the managing members of the Adviser and the general partner of PCOF, have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

The Applicants have caused this Application to be duly signed on their behalf on the 15th day of March 2013.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK CREDIT OPPORTUNITIES FUND, LP

By: PennantPark Capital, LLC, its general partner

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated March 15, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK CREDIT OPPORTUNITIES FUND, LP

By: PennantPark Capital, LLC, its general partner

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

EXHIBIT A

RESOLVED, that each Board of Directors hereby authorizes the Officers in the name and on behalf of the applicable Corporation to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his or their execution thereof.